Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ORBCOMM Inc.:

We consent to the use of our reports dated March 17, 2014 with respect to the consolidated balance sheets of ORBCOMM Inc. and subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of ORBCOMM Inc. and are incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-3.

/s/ KPMG LLP

New York, New York

April 4, 2014